[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 15, 2016

VIA EDGAR AND EMAIL

Mr. Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-3628

Re:	Cnova N.V.
Schedule 13E-3
Filed on August 23, 2016
File No. 5-88718

Dear Mr. Hindin:

On behalf of our clients, Cnova N.V., a Netherlands public limited liability company (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 9, 2016, relating to the above-referenced Transaction Statement on Schedule 13E-3, filed by the Company and the other filing persons named therein on August 23, 2016 (as amended and supplemented from time to time, the “Schedule 13E-3”). In connection with the responses below, the Company and the other filing persons are simultaneously filing Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”). Amendment No. 2 is being filed solely to accommodate the additional exhibits filed therewith.

Mr. Perry J. Hindin September 15, 2016 Page 2

This letter, Amendment No. 1 and Amendment No. 2 are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, a copy of the following documents are being provided to the Staff via email: (i) this letter, (ii) a copy of Amendment No. 1, marked to indicate changes from the version of the Schedule 13E-3 filed on August 23, 2016, (iii) a copy of Amendment No. 2, marked to indicate changes from Amendment No. 1 and (iv) copies of the supplemental information statement filed as Exhibit (a)(2) to Amendment No. 1 (the “Supplemental Information Statement”), both clean and marked to show changes from the prior version.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italicized type, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Supplemental Information Statement. All references to page numbers in these responses are to the pages of the marked version of the Supplemental Information Statement.

Exhibit (a)(2) Preliminary Supplemental Information Statement

General Information, page i

1.	Disclosure in the second paragraph indicates that the supplemental information statement does not contain all the information in the Transaction Statement. Please confirm that both documents will be disseminated to Cnova shareholders in accordance with Exchange Act Rule 13e-3(e)(1) and (f)(1).

Response: In response to the Staff’s comment, the Company confirms that both the Cnova N.V. Shareholders’ Circular, dated September 15, 2016, filed as Exhibit (a)(1) to Amendment No. 1, and the Supplemental Information Statement, filed as Exhibit (a)(2) to Amendment No. 1 (as it may be amended prior to dissemination), will be disseminated to Cnova shareholders in accordance with Exchange Act Rules 13e-3(e)(1) and (f)(1).

Via Varejo Financial Advisor Materials, page 7

2.	We note the statement that “[t]he summary of the Santander valuation report set forth in the section entitled ‘Special Factors—Via Varejo Financial Advisor Materials— Santander Valuation Report’ is qualified in its entirety by reference to the full text of the report in Portuguese.” Please revise to remove such qualification. The information provided by the filing persons to shareholders must be materially complete and should not be qualified by reference to a document written in a language other than English.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on pages 8 and 70 to remove this qualification and other related qualifying language.

Mr. Perry J. Hindin September 15, 2016 Page 3

Background of the Transactions, page 13

3.	Refer to the second whole paragraph on page 16. The paragraph identifies the members of the CB Group. Please revise to indicate where in the Casino organizational structure such entities are located.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on page 16 to indicate the composition of the CB Group and its location in the Casino organizational structure.

Recommendation of the Cnova Transaction Committee... page 25

4.	The Cnova transaction committee is not a filing person on Schedule 13E-3. Please either revise to include a fairness determination from the Cnova board or advise us why the Cnova transaction committee has the authority to evaluate the fairness of the Transactions on behalf of Cnova. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on pages 2-3, 21-22 and 26-30 to include a fairness determination from the Cnova board of directors, acting solely by action of the non-conflicted members of the Cnova board of directors.

The disclosure in the Supplemental Information Statement has also been revised on pages 2, 21 and 26 to explain that under Dutch law and pursuant to the resolutions approving the creation of and empowering the Cnova transaction committee, all actions of the Cnova transaction committee, which comprised the non-conflicted members of the Cnova board of directors, are attributable to, and are considered to be actions of, the full Cnova board of directors.

5.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Cnova transaction committee do not appear to include the factors described in clauses (ii), (vi) or (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

For example, the reference to prices in the second bullet point on page 26 does not appear to reference prices for any periods prior to April 27, 2016. As another example, the disclosure on page 28 regarding firm offers suggests that the committee was not aware of any firm offers received by Cnova from anyone “other than a person disclosing its offer or purchase in reports filed with the SEC in the two years preceding the signing of the Reorganization Agreement” (emphasis added), but no additional detail regarding such offer is provided nor is clause (viii) of Instruction 2 to Item 1014 discussed in the context of the committee’s fairness determination.

Mr. Perry J. Hindin September 15, 2016 Page 4

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised:

•	on page 27, to address the factors described in clause (ii) of Instruction 2 to Item 1014 of Regulation M-A, by explaining that historical market prices were among the factors considered by the Cnova transaction committee and the Cnova board of directors; and

•	on page 29, to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A, by explaining that the Cnova transaction committee and the Cnova board of directors were not aware of any purchases of Cnova ordinary shares by any of the Filing Parties or their controlling affiliates or of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities, having been received by Cnova from anyone, in each case in the two years preceding the signing of the Reorganization Agreement.

6.	Similarly, the preceding comment applies to the fairness determinations of Casino, CBD and Via Varejo with respect to clauses (ii), (vi) and (viii) (and additionally with respect to clause (vii) as for Via Varejo only) of Instruction 2 to Item 1014 and Item 1014(c). If the procedural safeguard in Item 1014(c) was not considered, please explain why each of these filing persons believes the proposed merger is procedurally fair in the absence of such safeguard. If each of the filing persons based their fairness determination on the analysis and discussion of these factors undertaken by another filing person, then the filing persons must expressly adopt the analysis and discussion as their own. For example, we note disclosure on page 32 indicating that each of CBD’s and Via Varejo’s belief as to fairness is based on the same material factors and considerations outlined in the section entitled “Special Factors – Position of Casino as to Fairness of the Transactions.” See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised:

•	on pages 30-31, with respect to clause (ii) of Instruction 2 to Item 1014 of Regulation M-A, as it applies to the fairness determinations of Casino, by explaining that historical market prices were among the factors considered by Casino; and

•	on pages 32-33, to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A, by explaining that Casino was transaction committee and the Cnova board of directors were not aware of any purchases of Cnova ordinary shares by any of the Filing Parties or their controlling affiliates or of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities, having been received by Cnova from anyone, in each case in the two years preceding the signing of the Reorganization Agreement.

Mr. Perry J. Hindin September 15, 2016 Page 5

Also in response to the Staff’s comment, with respect to clauses (ii) of Instruction 2 to Item 1014 of Regulation M-A, as it applies to the fairness determinations of CBD and Via Varejo, the Supplemental Information Statement has been revised on pages 34 and 35 to provide that each of CBD and Via Varejo expressly adopts the Casino’s discussion of this factor as its own.

Also in response to the Staff’s comment, with respect to clauses (vi) and (vii) of Instruction 2 to Item 1014 of Regulation M-A, the disclosure in the Supplemental Information Statement on pages 34 (with respect to CBD) and 35 (with respect to Via Varejo) has been revised to explain that CBD and Via Varejo were not aware of any purchases of Cnova ordinary shares by any of the Filing Parties or their controlling affiliates or of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone, in each case in the two years preceding the signing of the Reorganization Agreement.

Also in response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on page 32 to explain why Casino, and, by adoption of Casino’s analysis, CBD and Via Varejo, believe the proposed merger is procedurally fair to the unaffiliated Cnova shareholders in the absence of the procedural safeguard in Item 1014(c) of Regulation M-A.

Also in response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on page 34 to explain that Via Varejo considered the financial analyses of its financial advisor, Santander, in the course of its evaluation of the Reorganization.

Certain Cnova Unaudited Financial Projections, page 33

7.	Disclosure in the first paragraph on page 34 indicates that Cnova included a summary of projections in this section. Please confirm that the disclosed projections include all material information necessary for shareholders to make a reasonably informed investment decision regarding the Transactions.

Response: In response to the Staff’s comment, the Company confirms that the disclosed projections include all material information necessary for shareholders to make a reasonably informed investment decision regarding the Transactions.

Mr. Perry J. Hindin September 15, 2016 Page 6

8.	Disclosure in the second paragraph on page 34 indicates that the projections were based on numerous assumptions and estimates of future events. Please disclose these assumptions and estimates. Please consider this comment with respect similar disclosure found in the first whole paragraph following the bullet points on page 44.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on pages 37 and 38 has been revised to explain the material assumptions underlying the Cnova business plan. The similar disclosure found on pages 48 and 49 of the Supplemental Information Statement has also been revised, to include a discussion of the material assumptions used by BNP Paribas in its extrapolation of the Cnova business plan.

Valuation Approaches, page 37

9.	Refer to the second sentence of the first paragraph of this section. It appears that the term “assets” may have been inadvertently omitted.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on page 40 to include the word “assets” where it was inadvertently omitted from the prior filing.

General, page 42

10.	Please revise the disclosure in the second paragraph of this section to provide the U.S. dollar equivalent of the amounts currently disclosed in Brazilian currency. Please consider this comment with respect to other disclosure in the supplemental information statement, including the figures provided on pages 46 through 54.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised throughout pages 37 through 60 and on page 75 to provide U.S. dollar equivalents of the amounts disclosed in Brazilian reais and in euros.

11.	The second paragraph in this section indicates that Eight Advisory received additional fees paid by Cnova for additional valuation work performed in April, May, July and August 2016. We refer you to comment 12.

Response: In response to the Staff’s comment, the Cnova confirms that the material differences between the preliminary reports provided to the Cnova transaction committee at the May and July meetings, on the one hand, the fairness opinion of Eight Advisory delivered to the Cnova transaction committee at the August 8 meeting of the Cnova transaction committee, on the other hand, have now been disclosed in the supplemental information statement, as described in response to Comment 12 below. Cnova further confirms that Eight Advisory did not provide any report, opinion or appraisal to the Cnova transaction committee in connection with the work performed in April 2016.

Mr. Perry J. Hindin September 15, 2016 Page 7

Other Reports by Eight Advisory, page 42

12.	We note that the last paragraph on page 42 indicates that the final Eight Advisory valuation report provided to the Cnova transaction committee and filed as Exhibit (c)(1) to the Transaction Statement includes a summary of the material differences between valuations reflected in the May 11 interim valuation report and the August 8 final valuation report. Please note that each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize in the Special Factors section of the supplemental information statement the material differences between each of the referenced preliminary reports and the August 8 final valuation report. Refer to Exchange Act Rule 13e-3(e)(1)(ii). Please also consider this comment with respect to (i) the BNP Paribas materials required by Item 1015, to the extent such reports are not already summarized in the supplemental information statement, and (ii) the “third party strategic advisor analysis” referenced in the last paragraph on page 33.

Mr. Perry J. Hindin September 15, 2016 Page 8

Response: In response to the Staff’s comment:

•	the disclosure in the Supplemental Information Statement has been revised on pages 45-47 to summarize the material differences between each of the referenced preliminary reports of Eight Advisory and the August 8 final valuation report; and

•	the description of the Cnova estimated synergies has been supplemented on page 38 of the Supplemental Information Statement.

Also in response to the Staff’s comment, Cnova hereby confirms that the material differences between the final report of BNP Paribas and the reports of BNP Paribas other than its final report are summarized on pages 57-60 of the Supplemental Information Statement, under the heading “Other Presentations by BNP Paribas.”

13.	Please confirm that the amended Schedule 13E-3 filed in response to this comment letter will include as additional exhibits the Eight Advisory interim valuation reports dated May 11 and July 30, 2016. Please also consider this comment with respect to all BNP Paribas materials required by Item 1015, including the presentations referenced in the second to last paragraph on page 51. To the extent any portions of such reports are redacted, including the appendices thereto, please ensure a request for confidential treatment is submitted for separate review and consideration by the Staff.

Response: In response to the Staff’s comment, the Company confirms that:

•	Amendment No. 1 includes as Exhibits (c)(1), (c)(6) and (c)(7) complete copies of each Eight Advisory valuation report, including the interim valuation reports dated May 11 and July 30, 2016 and, where applicable, the appendices thereto; and

•	Amendment No. 2 includes as Exhibits (c)(8) through (c)(12) all BNP Paribas materials required by Item 1015.

Confidential treatment has not been requested for any portion of the foregoing materials, all of which have been filed in full.

General, page 59

14.	Refer to the second to last paragraph of this section. Please advise whether the amount of compensation for the services of Casino’s financial advisors has now been determined and revise the disclosure accordingly, if applicable. Please consider this comment with respect to similar disclosure found in the first paragraph on page 64.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on pages 65 and 69 to disclose the amount of consideration payable to Casino’s financial advisors (including the discretionary portions thereof).

Duration of the Offers, page 76

15.	We note the reference to the U.S. Offer being open for at last 20 days following its commencement. Please revise to clarify that the Offer is required to be open for at least 20 business days following commencement.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on page 82 to disclose that the U.S. Offer will be open for at least 20 business days following commencement.

Past Transactions in Cnova’s Ordinary Shares, page 119

16.	Cnova’s Schedule 13E-3 incorporates by reference in response to Item 1002(f) the disclosure provided on pages 119 and 120. Please provide all of the disclosure required by Item 1002(f), including the amount of securities purchased, the range of prices paid and the average purchase price for each quarter during the relevant period.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised on page 126 and the incorporation by reference in response to Item 1002(f) in Item 2 of Amendment No. 1 and Amendment No. 2 has been revised.

* * *

Mr. Perry J. Hindin September 15, 2016 Page 9

Attached hereto as Exhibit A is the written acknowledgement by the Company and each of the other filing persons, as requested by the Staff.

We hope that the foregoing, and the revisions to the Schedule 13E-3, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1056 or by email at JLRobinson@wlrk.com.

Sincerely,

/s/ John L. Robinson
John L. Robinson

cc:	Steven Geers, General Counsel, Cnova N.V. Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter of September 9, 2016 with respect to the Schedule 13E-3, File No. 005-88718 (the “Schedule13E-3”), filed on August 23, 2016 by Cnova N.V. and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with Amendment No. 1 and Amendment No. 2 to the Schedule 13E-3 filed concurrently with the submission of this acknowledgement, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CNOVA N.V.

By:	/s/ Steven Geers
	Name:	Steven Geers
	Title:	General Counsel

CASINO, GUICHARD-PERRACHON S.A.

By:	/s/ Jean-Charles Naouri
	Name:	Jean-Charles Naouri
	Title:	Chairman & Chief Executive Officer

VIA VAREJO S.A.

By:	/s/Peter Estermann
	Name:	Peter Estermann
	Title:	Chief Executive Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Ronaldo Iabrudi Pereira
	Name:	Ronaldo Iabrudi Pereira
	Title:	Chief Executive Officer

By:	/s/ Christophe Hidalgo
	Name:	Christophe Hidalgo
	Title:	Chief Financial Officer